TransAlta reports changes in its major maintenance plans for 2009 and 2010

CALGARY, Alberta (May 20 , 2009) – TransAlta Corporation (TSX: TA; NYSE: TAC) today announced it would advance a major maintenance outage on its 353 megawatt (MW) Sundance 3 facility from the second quarter of 2010 into the second and third quarters of 2009.

The advancement of the Sundance 3 major maintenance outage takes advantage of the current low power prices in Alberta, and allows TransAlta to optimize both the scheduling of this work and the preventative maintenance required in the short-term. TransAlta expects the change in the Sundance 3 major maintenance outage timing will provide an economic cash benefit over the two-year period, and improve the unit’s availability. To accommodate the Sundance 3 major maintenance outage, the Sundance 5 turnaround will now occur between the third and fourth quarters.

“Combining the Sundance 3 major maintenance outage with work required this year makes economic sense,” said Steve Snyder, TransAlta’s President and CEO. “There are savings from a cost viewpoint and we believe there will be an ongoing benefit from reduced forced outages.”

As a result of the change in schedule, TransAlta’s full year 2009 planned maintenance lost gigawatt hours (GWh) are expected to increase by approximately 380 GWh and net income is anticipated to decline by $24 - $28 million ($0.12 - $0.14 earnings per share). In 2010, the company is expected to benefit from a decrease of 380 GWh of planned maintenance and a corresponding increase in net income.  Due to the optimization of capital spending, the net cash benefit over the two years is $10 - $15 million with lower cash of $45 - $50 million in 2009 and an increase of $60 - $65 million in 2010. TransAlta now expects cash flow from operations to be between $700 - $800 million for 2009 and in the range of $850 - $950 million for 2010.

From an availability perspective, TransAlta now expects Alberta Thermal to be between 81 - 83 per cent for the full year. Overall fleet availability is now expected to be 87 - 89 per cent for the same period.

Details of the 2009 planned maintenance program are outlined below:

($MM)	Coal	Gas and Hydro	Total
Capitalized Expensed	$105 - 110 $115 - 125	$45 - 50 $0 - 5	$150 - 160 $115 - 130
	$220 - 235	$45 - 55	$265 - 290
GWh lost	3,200 - 3,300	200 - 225	3,400 – 3,525

A quarterly breakdown of lost GWh from planned maintenance is as follows:

Fleet	Q1	Q2	Q3	Q4
2009 Planned Major Maintenance (GWh)	~700	~1,875	~675	~150

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. We maintain a low-risk profile by operating a highly contracted portfolio of assets in Canada, the United States, and Australia. Our focus is to efficiently operate our coal-fired, gas-fired, hydro and renewable facilities in order to provide our customers with a reliable, low-cost source of power. For nearly 100 years, we've been a responsible operator and a proud contributor to the communities where we work and live.

This news release may contain forward-looking statements, including statements regarding the business and anticipated financial performance of TransAlta Corporation. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include legislative or regulatory developments, competition, global capital markets activity, changes in prevailing interest rates, currency exchange rates, inflation levels and general economic conditions in geographic areas where TransAlta Corporation operates.

Note: All financial figures are in Canadian dollars unless noted otherwise.

For more information:

Media inquiries:

Investor inquiries:

Michael Lawrence

Jennifer Pierce

Manager, External Relations

Vice President, Communications & Investor Relations

Phone:  (403) 267-7330

Phone:  1-800-387-3598 in Canada and U.S

Email:

michael_lawrence@transalta.com

Phone:  (403) 267-7622

E-mail:  jennifer_pierce@transalta.com

Jess Nieukerk

Manager, Investor Relations

Phone: 403-267-3607

Email: jess_nieukerk@transalta.com